File No. 82-1264 02 DEC -9 AM 11:21


BRIDGESTONE

BRIDGESTONE CORPORATION
10-1, KYOBASHI 1-CHOME, CHUO-KU
TOKYO 104-8340, JAPAN
Fax : 81-3-3563-6907


December 4, 2002

02060962

Office of International Corporate Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

Dear Sirs,

We have made public the following message today.

- "Revised Projections for Business and Financial Results"
- "Bridgestone Announces Sweeping Measures for Fortifying European Operations"

In accordance with the Rule 12g 3-2(b), we herewith enclose above document.

Sincerely,

Akira Suzuki
Treasurer
Bridgestone Corporation

**BRIDGESTONE**

NEWS RELEASE
NEWS RELEASE
NEWS RELEASE

FOR IMMEDIATE RELEASE
Contact: S. Hata/S. Ozaki
(81-3) 3563-6811

**BRIDGESTONE CORPORATION**
Public Relations
10-1,Kyobashi 1-chome,Chuo-ku,Tokyo 104-8340 Japan
Phone : (03)3563-6811
Fax : (03)3567-4615

# Revised Projections for Business and Financial Results

Tokyo (December 4, 2002)—Bridgestone Corporation (the Company) announced revised projections today for its consolidated and non-consolidated business and financial performance in the fiscal year to December 31, 2002. These projections replace the ones issued on August 9, 2002, when the Company announced its interim results. These projections have been prepared in accordance with accounting principles and practices generally accepted in Japan.

## 1. Consolidated Results

a. We have revised our projections for consolidated business and financial results in the fiscal year to December 31, 2002. The table below presents the new projections and the projections that we announced on August 9, when we disclosed our business and financial results for the first half of the year.

**Projected full-year results** (January 1–December 31, 2002)

| (¥ million, %) | Net sales | Ordinary Income | Net Income |
|---|---|---|---|
| Previous projection | ¥2,220,000 | ¥135,000 | ¥70,000 |
| New projection | 2,240,000 | 140,000 | 40,000 |
| Change in projection | 20,000 | 5,000 | (30,000) |
| Percent change in projection | 0.9 | 3.7 | (42.9) |

**Previous-year results** (January 1–December 31, 2001)

| (¥ million) | Net sales | Ordinary Income | Net Income |
|---|---|---|---|
| Full year | ¥2,133,825 | ¥74,401 | ¥17,389 |

b. The reasons for the revisions detailed in the table above are as follows.

We have raised our projections for net sales and ordinary income because of stronger-than-expected Japanese exports and because of favorable trends in currency exchange rates. We have lowered our projection for net income because of a special charge of ¥35.0 billion in connection with restructuring our European operations. This special charge has no effect on actual cash flow.

## 2. Non-consolidated (Parent Company) Results

a. We have revised our projections for non-consolidated business and financial results in the fiscal year to December 31, 2002. The table below presents the new projections and the projections that we announced on August 9, when we disclosed our business and financial results for the first half of the year.

**Projected full-year results** (January 1–December 31, 2002)

| (¥ million, %) | Sales | Ordinary Income | Net Income |
|---|---|---|---|
| Previous projection | ¥720,000 | ¥108,000 | ¥62,000 |
| New projection | 735,000 | 113,000 | 30,000 |
| Change in projection | 15,000 | 5,000 | (32,000) |
| Percent change in projection | 2.1 | 4.6 | (51.6) |

**Previous-year results** (January 1–December 31, 2001)

| (¥ million) | Sales | Ordinary Income | Net Income |
|---|---|---|---|
| Full year | ¥704,204 | ¥108,951 | ¥(158,011) |

b. The reasons for the revisions detailed in the table above are as follows.

We have raised our projections for net sales and ordinary income because of stronger-than-expected Japanese demand for original equipment tires, which reflects growth in vehicle exports to North America and Europe; because of stronger-than-expected exports of tires to Europe and also to Asian nations, the Middle East and Africa; and because of the positive effect of the weakening of the yen against other principal currencies.

The downward projection for net income reflects valuation losses of ¥35.0 billion on equity holdings in Bridgestone/Firestone Europe S.A., a wholly owned subsidiary. Bridgestone/Firestone Europe's net assets have declined because of write-downs of fixed assets.

– end –

**BRIDGESTONE**

NEWS RELEASE
NEWS RELEASE
NEWS RELEASE

**BRIDGESTONE CORPORATION**
Public Relations
10-1,Kyobashi 1-chome,Chuo-ku,Tokyo 104-8340 Japan
Phone : (03)3563-6811
Fax : (03)3567-4615

FOR IMMEDIATE RELEASE
Contact: S. Hata/S. Ozaki
(81-3) 3563-6811

# Bridgestone Announces Sweeping Measures for Fortifying European Operations

## *Infusion of capital will bolster Bridgestone Group's growth momentum in European market*

Tokyo (December 4, 2002)—Bridgestone Corporation today announced a sweeping program for strengthening its European subsidiary, Bridgestone/Firestone Europe S. A. The program centers on measures for upgrading and expanding production capabilities and for reinforcing the subsidiary's financial position.

Production capacity will more than double at Bridgestone/Firestone Europe's Poznan Plant, in Poland, which manufactures high-performance tires. The company will increase the daily production capacity at that plant to 23,000 tires by the end of 2006, from 10,000 presently.

Meanwhile, Bridgestone/Firestone Europe will shift production toward high-performance products at its other plants for passenger car tires. Upgrading development capabilities in high-performance tires is the primary purpose of a proving ground that Bridgestone/Firestone Europe is building near Rome.

Bridgestone/Firestone Europe also will expand its production capacity in truck and bus tires. It will increase the daily production capacity for truck and bus tires at its Bilbao (Spain) Plant to 4,600 tires by the end of 2005, from 3,500 presently.

To fund the new capital spending and a planned wave of investment

-more-

in expanded marketing channels, Bridgestone corporation will provide its European subsidiary with a capital infusion of 400 million euros. Bridgestone/Firestone Europe will streamline its balance sheet by writing down the valuation of fixed assets. The write-downs will pertain to aging equipment at the company's five tire plants other than the Poznan Plant, which opened in 2000. Revaluing fixed assets will reduce the burden of depreciation expenses greatly at Bridgestone/Firestone Europe. The company will record a special charge of 300 million euros this year in connection with the revaluations of fixed assets. This charge has no effect on cash flow.

In another move, Bridgestone/Firestone Europe will change its name to Bridgestone Europe S. A. as of January 1, 2003. That coincides with a similar change in the Americas, where Bridgestone/Firestone Americas Holding, Inc. will change its name to Bridgestone Americas Holding Inc. Both changes are in conjunction with efforts by the Bridgestone Group to project a focused identity worldwide. The group is working to build a corporate identity under the Bridgestone name while building strong identities for product lines under the Bridgestone, Firestone and other names.

Complementing strong positions in Asia and in the Americas with a strong presence in Europe is fundamental to Bridgestone's global strategy. Management at Bridgestone therefore is determined to position their European subsidiary to compete effectively in its region. That means keeping up with the dominant trends in the automobile market there; namely, the shift in demand toward high-performance vehicles and the growth in the sport-utility vehicle and minivan sectors. Those developments present rising demand for high-performance tires, for low-aspect-ratio tires and for large-sized tires.

Bridgestone also is preparing for a surge in demand that its management expects in runflat tires. Those tires continue to function safely for up to a specified distance at up to a specified speed after a loss of tire pressure.

-end-